Phoenix Energy One, LLC

18575 Jamboree Road, Suite 830

Irvine, California 92612

May 12, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

Re:	Phoenix Energy One, LLC

Registration Statement on Form S-1 (File No. 333-282862)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Phoenix Energy One, LLC (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-282862) be accelerated by the Securities and Exchange Commission to 5:15 p.m. Washington D.C. time on May 14, 2025 or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

* * * *

The Company requests that we be notified of such effectiveness by a telephone call to Ross McAloon of Latham & Watkins LLP at (714) 755-8051 and that such effectiveness also be confirmed in writing.

Sincerely,

Phoenix Energy One, LLC

/s/ Curtis Allen
Name: Curtis Allen
Title: Chief Financial Officer

cc: (via e-mail)

Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Lindsey Wilson, Chief Business Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Ross McAloon, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Michele M. Anderson, Latham & Watkins LLP